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950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

July 14, 2022

VIA E-mail and EDGAR

Anu Dubey, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monachil Credit Income Fund (the “Fund” or “Registrant”) Pre-Effective Amendment No. 2 to Form N-2 filed on February 9, 2022 File Nos. 333-257241 and 811-23709

Dear Ms. Dubey:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by telephone on June 23, 2022 (the “Comments”) regarding the Fund’s letter to Staff dated June 15, 2022 (the “June 15 Letter”) and the Fund’s Pre-Effective Amendment No. 2 (the “Pre-Eff. No. 2”) to its Registration Statement on Form N-2 filed on February 9, 2022. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response. All capitalized terms used but not defined herein have the meanings ascribed to them in Pre-Eff. No. 2. The responses and information described below are based upon information provided to us by the Fund. A revised pre-effective amendment (“Pre-Eff. No. 3”) to the Registration Statement reflecting these changes was filed contemporaneously with this correspondence.

I.	Legal Examiner’s Comments

Prospectus

Comment #1

Response #3 (in the June 15 Letter) indicates that the Fund may invest in royalties directly. Please supplementally describe the following three things:

a.	If such direct royalty investments will be “good” assets for purposes of the income and diversification tests under Sub-Chapter M of the Tax Code for RICs.

Monachil Credit Income Fund

July 14, 2022

b.	How such investments will be valued.

c.	How the Fund will custody such direct royalty investments.

Response #1

a.	The Registrant does not expect that direct royalty investments will be “good” assets for RIC qualification purposes. Accordingly, the Adviser will monitor the Fund’s investments in direct royalties, including the income generated by such investments, to ensure that such investments in direct royalties do not prevent the Fund from qualifying as RIC under Sub-Chapter M.

b.	Direct royalty investments will be fair valued in accordance with the Fund’s valuation procedures.

c.	The Registrant expects custody of direct royalties to be similar to how loan assets are custodied with royalty payments, like interest payments, being directed to be paid to the Fund’s custodian, and documents related to the royalties, like loan documents, being held by the Custodian.

Comment #2

Add a principal risk regarding East European exposure or explain why it is not necessary to add.

Response #2

The Registrant has added the requested disclosure.

Comment #3

Disclose in the prospectus pre-suit demand requirement for shareholders to bring derivative actions contained in Section 6 of Article 5 of the Declaration of Trust.

Response #3

The Registrant has added the requested disclosure to the Fund’s prospectus.

Comments on Fund Organizational Documents

Comment #4

We understand that Delaware law permits a fund to eliminate or alter fiduciary duties of trustees and officers to replace them with the standards set forth in the Declaration of Trust.  Such provisions are inconsistent with federal securities laws and the SEC’s views on trustee and officers’ fiduciary duties.  Add a provision to the Declaration of Trust stating that:

2

Monachil Credit Income Fund

July 14, 2022

“Not withstanding anything to the contrary in the Declaration of Trust, nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees and officers shall apply to or in any way limit the duties (including state law fiduciary duties of loyalty and care) or liabilities of trustees and officers with respect to matters arising under the federal securities laws.”

Response #4

The Registrant has amended its Declaration of Trust as requested and has filed its Amended and Restated Declaration of Trust as an exhibit in Pre-Eff. No. 3.

Appendix A – Supplemental Performance Information of Predecessor Fund

Response #5

The staff continues to believe that the inclusion of adviser-related performance with respect to the Predecessor Fund is misleading.

Comment #5

The Registrant has removed adviser-related performance in response to the Staff’s comment.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum